UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023.

Commission File Number: 001-39530

ImmunoPrecise Antibodies Ltd.
(Exact Name of Registrant as Specified in Charter)

3204 - 4464 Markham Street, Victoria, British Columbia V8Z 7X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  □  Form 40-F ⊠

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K is incorporated by reference into the Registrant's Registration Statement on Form F-3 (File No. 333-273197) and Registration Statement on Form S-8 (File No. 333-256730).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOPRECISE ANTIBODIES LTD.

Date: September 12, 2023	By:	/s/ Brad McConn
	Name:	Brad McConn
	Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Material Change Report dated September 6, 2023